Play LA Inc. Announces New French Sports Website Development

TORTOLA, British Virgin Islands – April 13th, 2010 – (MarketWire)   Play LA Inc. (OTCBB: PLLAF) ("the Company"), announces that it has begun development of a new French facing sports news website. The new website will publish news, commentaries, player profiles, match odds, statistics and betting tips covering the most popular sports in France.

The Company’s announcement comes on the heels of France’s National Assembly vote in favor of legalizing online gambling. The Bill’s final approval, expected shortly by the European Union and France’s Supreme Court, will see France granting online betting licenses to international operators, and French citizens placing online sports bets before the June 2010 soccer World Cup in South Africa. France expects to collect about €5 Billion a year in taxes from the gambling industry.

David Hallonquist, the Company’s CEO states, “This new development follows our strategy of moving into new markets that are regulating online gaming. Many of our existing advertisers are establishing their business presence in France already, giving us a built-in client base the day our website goes live.” Hallonquist further added, “This newest development will increase our network total to twenty websites when launched.”

About Play LA Inc. ( www.playlainc.com )

Play LA Inc. is an international online publishing company that owns and operates a global network of multi-language websites.  The Company currently owns and operates 19 websites that reach hundreds of thousands of people across the UK and Europe each month, who are specifically looking for the unique sports news, advice and tournament information published throughout Play LA’s websites for the Sports, Casino Games and the Poker industry.

Forward-Looking Statements:

This press release includes forward-looking statements as determined by the U.S. Securities and Exchange Commission (the "SEC"). All statements, other than statements of historical facts, included in this press release that address activities, events, or developments that the Company believes or anticipates will or may occur in the future are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The Company does not intend (and is not obligated) to update publicly any forward-looking statements. The contents of this press release should be considered in conjunction with the warnings and cautionary statements contained in the Company's recent filings with the SEC.

All interested parties are encouraged to sign up on the company’s web site to receive future corporate updates and news releases.

Company Contact:

David Joseph

davidplayla@gmail.com

604-569-1801

Play LA Inc.

www.playlainc.com

246-431-0493